Exhibit 99.1


Internet Gold Completed a Raise of NIS 300 Million by Debentures

     o    Press Release
     o    Source: Internet Gold - Golden Lines Ltd.
     o    On 2:57 pm EST, Wednesday December 9, 2009

PETACH TIKVA, Israel--(BUSINESS WIRE)--Internet Gold - Golden Lines (NASDAQ:IGLD
- News) (TASE:IGLD) (the: "Company"), today announced that the Company has completed a private placement of NIS 300 million par value (US $79 million) of Series B Debentures to institutional investors in Israel. The private placement was carried out as an increase of the current Series B Debentures of the Company (the: "Additional Debentures") which was initially issued in September 2007.

The Additional Debentures were purchased by institutional investors, by means of a tender. The Debenture price which was determined by the tender is NIS 1.09, which represents a yield of 4.9%. The aggregate proceeds to the Company are NIS 300 million. The terms of the Additional Debentures will be as the terms of Series B Debentures issued in September 2007. The Additional Debentures will be listed on the Tel Aviv Stock Exchange, subject to exchange approval and initial re-sales will be restricted by applicable securities laws.

The Company's management is very pleased with the results and with the high demand for the Debentures that surpassed the number of Debentures offered. The tender was lead and managed by Apex Underwriting and Issue Management Ltd, and Poalim I.B.I. - Underwriting & Issuing Ltd. The group also included Leader Issuing (1993) Ltd, Menora Mivtachim Underwriters & Management Ltd., Discount Underwriters and Issuing Ltd., Africa Israel Issuing Ltd and Giza Zinger Even Capital Markets Ltd.

The private placement was offered to Israeli institutional investors pursuant to Regulation S under the U.S. Securities Act of 1933. The Additional Debentures have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. The principal amount of the Additional Debentures is presented herein in U.S. dollars for convenience only, based on current exchange rates between the New Israeli Shekel and the U.S. dollar.

Eli Holtzman, CEO of Internet Gold commented: "Our main goal in increasing our Series B Debentures by approximately 79 million dollars is to improve our liquidity and our cash position post the Bezeq transaction. We are very pleased with the results and are looking forward to the next phase of activity for our group. We thank the investors for the vote of confidence."


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Forward-Looking Statements
--------------------------

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

About Internet Gold - Golden Lines Ltd.
---------------------------------------

Internet Gold - Golden Lines Ltd. is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

Contact:

Internet Gold
Idit Azulay, +972-72-2003848
i.azulay@smile.net.il
web site: WWW.IGLD.COM